UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

First Closing of Series A Preferred Financing Transaction

On December 23, 2024, Brera Holdings PLC (the “Company”) completed an initial closing of its Series A Preferred Shares financing, raising gross proceeds of $2.5 million through the issuance of 500,000 Series A Preferred Shares at an offering price of $5.00 per share. Thereafter, on December 27, 2024, Brera completed a second closing of 40,000 Series A Preferred Shares for $200,000 bringing the total sold to date to 540,000 shares and $2.7 million raised, from 21 accredited investors.

The financing, which has been authorized by the Company to raise up to $10 million through the sale of up to 2,000,000 Series A Preferred Shares, is being conducted on a “best efforts” basis with Boustead Securities LLC serving as the placement agent. Boustead Securities LLC will be paid a commission equal to seven percent (7%) of the gross amount actually received by the Company in the offering, a non-accountable expense allowance equal to one percent (1%) of the gross amount actually received by the Company in the offering, and which will be issued five-year warrants to acquire a number of Series A Preferred Shares sold in the offering in an amount not to exceed seven percent (7%) of the gross amount actually received by the Company divided by $5.00 (the price per share of Series A Preferred Shares paid by investors in the offering), at an exercise price of $5.00, subject to cashless exercise.

The terms of the Series A Preferred Shares include a liquidation preference of $5.00 per share, optional conversion into eight Class B Ordinary Shares per Series A Preferred Share, and call and put options exercisable after specified periods. No investor warrants were issued in the transaction.

The net proceeds from the offering will be used fund the Company’s previously announced acquisition strategy, to fund other growth initiatives and for working capital and general corporate purposes. The offering is exempt from registration under Rule 506(b) of Regulation D and Regulation S, and no public market is expected to develop for the Series A Preferred Shares. Additional closings may be conducted on a rolling basis until the maximum offering amount is reached or the offering is terminated.

The Subscription Agreement and Certificate of Designation of Series A Preferred Shares is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Subscription Agreement and Certificate of Designation of Series A Preferred Shares is qualified in its entirety by reference to such exhibit.

Exhibit No.	Description
1.1	Subscription Agreement and Certificate of Designation of Series A Preferred Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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